October 21, 2019

Mark Cowan

Senior Counsel

Disclosure Review and Accounting Office

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E. (Mail Stop 5-6)

Washington, D.C. 20549

RE:	RiverSource Life Insurance Company

Initial Registration Statement on Form S-3

File No. 333-232973

RiverSource® Structured Solutions annuity

Dear Mr. Cowan:

On behalf of RiverSource Life Insurance Company (the “Company”), we are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided to us in a letter dated October 1, 2019, with regard to the Registration Statement on Form S-3 filed under the Securities Act of 1933, as amended (the “Securities Act”) with the Commission on August 2, 2019, which relates to the RiverSource® Structured Solutions annuity, an individual limited flexible purchase payment deferred index-linked annuity contract (referred to herein as the “Contract”) to be issued by RiverSource Life Insurance Company.

Comments and responses are outlined below.

General

1. We note that material information relating to how the Contract operates is missing from the prospectus. Please provide all missing information in the next filing to the registration statement. We may have further comments when you supply the omitted information.

Response: The Company has added the surrender charge schedules, indexed accounts and Return of Purchase Payment age, among other revisions.

2. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any Contract features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the

Contract.

Response: The Company confirms that there are no types of guarantees or support agreements with third parties to support any Contract features or benefits. The Company is solely responsible for any benefits or features associated with the Contract.

Cover Page

3. Please clarify that the Owner bears the risk of potential loss of principal and previously credited earnings with respect to investments in the Indexed Account Segments.

Response: The following disclosure has been added:

“You bear the risk of potential loss of principal and any related earnings with respect to investments in the Indexed Accounts.”

4. Please revise the second sentence of the third paragraph, if true, to read: “Depending upon which Indexed Account You select, You will bear a greater or lesser risk and You may lose all or a portion of Your investment.”

Response: The Company determined this to not be accurate due to the existence of a Floor or Buffer.

5. Please state for each Indexed Account that has a Cap and/or a Participation Rate that these rates place a limit on any positive Index rate of return that may be used to calculate the return of a Segment, and, in turn, limit the amount attributable to positive Index rate of return that may be credited to the investment in a Segment.

Response: The Participation Rate would always equal to or greater than 100% so it would not limit the return. Disclosure added regarding the Cap:

“Certain Segments may have a declared maximum rate of return (a Cap); in such instances Segment returns will not reflect the full amount of positive index returns.”

6. In light of the proxy value adjustments made for withdrawals prior to the Segment Maturity Date, please revise the second sentence of the fourth paragraph to note that if an Owner takes a partial or full surrender from the Contract prior to the Segment Maturity Date, there is a greater risk of loss of principal and related earnings due to the interim value adjustment. Please cross-reference the “Indexed Account Value” disclosure in addition to the “Risk Factors” disclosure. Also, in the sixth paragraph, please note that the surrender charges are in addition to the interim value adjustment.

Response: The fourth paragraph is revised to include the following: “The Segment Value during the Segment may be less than the Segment Value on the Segment Maturity Date even if the Index Value is the same. There is a greater risk of loss of principal and any related earnings due to the Segment Value calculation before the Segment Maturity Date. See “Risk Factors” beginning on page 11 and “Indexed Account(s) Value” beginning on page 20.”

As for the comment related to the sixth paragraph, the product design does not include an interim value adjustment feature; however, the cross-reference to “Valuing Your Investment” has been revised to address the determination of Contract Value and Segment Value.

7. Please revise the second to last sentence on the first page to read as follows: “All guarantees under the Contract are obligations of RiverSource Life and are subject to the creditworthiness and claims-paying ability of RiverSource Life.”

Response: Revised as requested.

8. Please disclose that the Company will only accept purchase payments for 90 days after the Contract Date and if the Owner is age 90 or younger.

Response: Added to Cover Page disclosure.

Defined Terms (pp. 5-6)

9. Please consider including “Surrender Charge,” “Total Free Amount” and “Transfer Window” as defined terms. In addition, the term “Segment Value” is not defined but instead the prospectus states that the value of Your Segment changes daily and may increase or decrease. Please define the term.

Response: Definitions have been added to Defined Terms.

10. The definition for “Investment Base” states that it is equal to “the amount allocated to the Segment, adjusted for partial surrenders.” The definition should provide a plain English description of what is meant by the phrase “amount allocated to the Segment,” and, if true, insert the phrase “proportionately, not dollar for dollar” after adjusted.

Response: The definition for “Investment Base” has been revised as follows:

“When a Segment starts, the Investment Base is set equal to the portion of the purchase payment or Contract Value that is allocated to an Indexed Account. Each Segment has its own Investment Base. The Investment Base is used to calculate the Segment Value and is adjusted proportionately for partial surrenders. The Investment Base is separate from Your Contract Value and Segment Value and cannot be withdrawn in a lump sum or annuitized and is not payable as a death benefit.”

11. We noted that the defined term “good order” is not capitalized in a couple instances. Conversely, we also noted that the terms “Segment Value” and “Annual Report” are capitalized, but are not defined terms. Please be sure that all defined terms are capitalized (and vice versa) throughout the prospectus.

Response: Revised throughout.

12. The term “Cap” is defined as a declared maximum rate of return for a Segment. The definition also states that certain Segments may have no declared Cap. Does this mean that in such cases an Indexed Account will be credited interest reflecting the full amount of the positive change in the Index? Please clarify.

Response: Clarified as follows:

“Certain Segments may have no declared Cap; in such instances, Segment returns will reflect the full amount of positive Index returns, reduced for any applicable Annual Fees.”

Summary (pp. 7-10)

13. Please include in the Summary a chart setting forth the terms applicable to the investment options currently offered under the Contract. In particular, please include the minimum guaranteed interest rate for the Fixed Account, and for each currently offered Indexed Account, please identify the Index, the lengths of the Indexed Account Segments, Buffer or Floor, the minimum guaranteed Cap, Upside Participation Rate, Buffer or Floor, and maximum Annual Fee.

Response: Minimum guaranteed interest rate for the Fixed Account has been added. See table in Indexed Accounts that discloses for each Indexed Account the Index, Segment duration, Buffer or Floor, minimum guaranteed Cap, minimum Upside Participation Rate, and maximum Annual Fee.

14. Please disclose the Rate Lock provisions applicable to initial purchase payments and additional purchase payments and when and how the Caps, and other Crediting Method terms are set for Segment renewals. Also, please specify when and how notice is given to Owners of these renewal terms.

Response: Disclosed as follows:

“Rate Lock

The Fixed, Interim and Indexed Accounts will each receive the applicable rates, Caps and Annual Fees in effect on the application date if the Contract is issued within 60 days (or the next scheduled Contract Date) from the application date. Otherwise, rates, Caps and Annual Fees will be based on the Contract Date. Rate Lock only applies to the initial rates, Caps, and Annual Fees. Renewal rates, Caps, and Annual Fees are set at Our discretion, subject to contractual minimums and maximums and written notification will be sent to You 14 days before each Contract Anniversary.”

15. Please disclose the potential consequences of restricting additional purchase payments to the first 90 days after the Contract Date (e.g., an Owner will be limited in his or her ability to increase Contract Value (and the death benefit). In addition, we note that there are multiple days in a month when purchase payments can be allocated to Indexed Account Segments. Please explain to the staff why additional Purchase Payments are held in the Interim Account until the next Contract Anniversary rather than starting a new Segment Term on the next issue date available for Contracts offered by this prospectus. This limitation on the ability to increase Contract Value should be highlighted.

Response: Added the following: “As such, You will be limited in Your ability to use additional purchase payments to increase the Contract Value or the death benefit.”

Supplemental explanation: The Company issues contracts on 4 days each month (3rd, 10th, 17th, and 24th). Generally, the Company will issue the contract on the next available issue date when it has received all purchase payments listed on the application. Any additional purchase payments received after the contract date are held in the interim account until the next contract anniversary when the client can allocate them to any available indexed account options or the fixed account. Purchase payments received after the contract date are included in the client’s contract value and will receive daily fixed interest.

The design has all Segments starting and ending on a contract anniversary for administrative ease for both the client and the Company. By having all Segments renew on an anniversary, the client has a single Transfer Window each contract year. Otherwise, a client could have multiple Segments renewing on multiple days during a contract year. This could cause client confusion as it would lead to rolling and/or overlapping Transfer Windows where the client would have to know which portion of the contract value can be moved at any particular time.

16. Please include a cross-reference to “Appendix A: State Variations” in the “Right to Examine and Cancel” section. Please also state the amount the Company will return in states that require a return of purchase payments upon cancellation.

Response: Cross-reference added.

17. The Summary should include a brief description of any rights the Company has to change or discontinue an Index, either at the end or in the middle of a Segment. In addition, the Summary should note how the Index rate of return will be calculated if an Index is changed in the middle of a Segment (e.g., the Company will recalculate the Index rate of return from the beginning of the Segment using the new Index or the Index rate of return will be calculated using the original Index until the date it is replaced and the new Index will be used to calculated the Index rate of return for the remainder of the Segment).

Response: Added the following:

“We reserve the right to discontinue or substitute an Index at any time, for reasons including but not limited to when an Index is discontinued by the Index provider, there is a substantial change in the calculation of an Index, or hedging instruments become difficult to acquire or the cost of hedging becomes excessive. If an Index is discontinued, or We determine at Our sole discretion that Our use of the Index should be discontinued, or if the Index calculation or methodology substantially changes, We will substitute an alternative Index and notify You before the substitution. If We substitute an Index before the Segment Maturity Date, We reserve the right to apply one of two procedures in a non-discriminatory manner the calculate the values for Your Segment. The same procedure will be applied to all Contract owners affected by the Index substitution. Upon notification to You, We will 1) substitute the Index as of the Segment start date and recalculate the values for the Segment or 2) calculate the values using the replaced Index up until the replacement date and the new Index thereafter through the Segment Maturity Date. If an Index is discontinued or otherwise becomes unavailable to Us and no reasonable alternative is then available for substitution of such Index, We will end the Segment and the Segment Value will not change until the next Contract Anniversary when You may request a transfer. The Segment Value may be positively or negatively impacted due to this change.”

18. The “Crediting Methods for the Indexed Accounts” disclosure should clarify whether all Indexed Accounts offer each Crediting Method. Please also clarify what rights the Company is reserving by stating: “All Crediting Methods may not be available at all times.” Later disclosure states that the Crediting Methods offered under the Contract are guaranteed until the Segment Maturity Date (see “Renewal Interest Rates, Caps, Upside Participation Rates and Annual Fees”). Please reconcile the apparent inconsistency.

Response: Added to Crediting Methods for the Indexed Accounts:

“All Crediting Methods are not available with each Index. At certain times, We may not offer Indexed Accounts that use all Crediting Methods. On a Contract Anniversary, any Contract Value in a Segment that is maturing can be allocated to any available Indexed Accounts with their applicable Crediting Methods. We will notify You of the available Indexed Accounts and applicable Crediting Methods.”

19. With respect to the Elective Lock, please disclose whether partial or full surrenders made after Segment Value is “locked-in” are subject to the interim value adjustments made for surrenders prior to the Segment Maturity Date.

Response: The daily fluctuation in the Segment Value, as described in “Segment Value after the Segment Start Date and before the Segment Maturity Date,” does not happen after the client requests to do an elective lock on a Segment. Although some competitor products have an “interim value adjustment,” this product design does not. Only surrender charges are applied to the contract value (i.e. total of all Segment Values plus the fixed and interim accounts) to determine the surrender value so no additional disclosure was added to this section.

20. With respect to Transfers, the disclosure states that an Owner may request a transfer once each Contract Year during a 30 day period ending on the Contract Anniversary (the “transfer window”). Because a Segment Maturity Date may be longer than one year, please revise this language.

Response: Transfer Window section revised for clarity.

21. With respect to surrenders, please state the impact of the surrender charge on a partial surrender (i.e., whether the surrender charge reduces the amount withdrawn or the remaining Contract Value).

Response: The fourth paragraph of Surrenders section, as revised, is responsive to this comment.

22. Please state that surrenders will reduce the death benefit. Please also clarify on what basis the death benefit will be reduced (e.g., dollar for dollar or proportionately).

Response: Disclosure added:

“The Return of Purchase Payment death benefit will be reduced proportionally based on the percentage of Contract Value that is withdrawn.”

23. The Summary states that the value of a Segment “fluctuates daily,” but provides no clarification of how it fluctuates. In addition, in the Surrender section of the Summary the disclosure states that the Investment Base reduces “proportionally,” but provides no clarity on what that actually means and does not disclose the effect of a “proportional” reduction. The Summary should (a) summarize in plain English the adjustments imposed upon partial or full surrenders from a Segment before the Segment Maturity Date and (b) as applicable, provide a plain English explanation of any combined adverse effects of using the proxy value and a “proportional” reduction in the value of a Segment. In addition, please ensure that the prospectus provides examples of how these two adjustments operate in a down market (i.e., where at the time of a withdrawal both a “proportional” reduction takes place and the proxy value reflects component values that have declined). To avoid confusion with the surrender charge applied for surrenders during a certain number of Contract Years, please consider creating a new special term such as “Interim Value Adjustment” to describe this adjustment here and throughout the prospectus.

Response: Addressed throughout, e.g. Surrenders, Segment Value. See also Response #19 re “Interim Value Adjustment.”

During a Segment, the Segment Value is based on the proxy value and the Investment Base. The proxy value does not change if there is a partial surrender. However, the Investment Base will be adjusted proportionately based on the amount of the Segment Value that is withdrawn. This is a single adjustment to the Segment Value (i.e. there is not a combined affect from the proxy value and a proportionate reduction in the Segment value).

24. When discussing surrender charges, please make clear that a surrender charge is assessed on a surrender of Contract Value in excess of the Total Free Amount. Also, state, if true, that during the surrender charge period, surrender charges apply even for partial or full surrender made at Segment Maturity Date.

Response: Clarified in Surrenders section.

Risk Factors (pp. 11-14)

25. Please limit the disclosure in this section to a discussion of the various risks of investing in the Contract. When not necessary to understand a risk, please move disclosure relating to Contract features elsewhere in the prospectus.

Response: Disclosure has been limited.

26. With respect to risks associated with “Liquidity,” please include the risk that the Company may limit the percentage of Contract Value that may be allocated to the Fixed Account. Also, because some Indexed Account Segments have durations that are longer than one year, please revise the risk disclosure in the third paragraph, which notes that Contract Value may be reallocated each Contract Year. Please also revise other disclosure in the prospectus that states that Contract Value may be reallocated at each Contract Anniversary. In addition, please clarify the reasons the Company may delay payments for up to six months.

Response: Revised third paragraph. Added new fourth paragraph to address Fixed Account limitations. Six-month deferral disclosure has been updated to reflect the NAIC standard nonforfeiture for deferred annuities enabling provision.

27. Please revise the “Index Rate of Return” risk disclosure to point out that the Indexed Accounts carry a risk of principal loss. This should also include disclosure noting that:

•

Because of the interim value adjustment charge imposed on amounts surrendered before the end of a Segment, these surrenders can result in a loss of principal even if the Index rate of return has been positive for all or most of the period prior to the surrender.

•

Surrender charges and other ongoing contract charges associated with amounts invested in the Indexed Accounts could also cause amounts available for surrender to be less than what has been invested, even if Index rate of return has been positive.

•

Limits on downside loss (Buffers and Floors) are for the duration of the Segment and that amounts held for multiple Segments can result in larger losses than that indicated by the stated limit for a single Segment.

•	With respect to Caps that have a Segment duration of more than one year, the Cap for that Segment would be less if measured on an annual basis.

Response: Index Rate of Return and Buffer and Floor risk disclosures have been revised. See also Response #19.

28. With respect to the “Buffer and Floor” risk disclosure, please clarify whether the Buffer and Floor is guaranteed for entire Contract or Segment.

Response: Clarified.

29. The “Elective Lock” risk disclosure states: “If You exercise the elective lock feature, Your Segment Value (which otherwise fluctuates daily) will not change for the remainder of the Segment duration, unless a surrender is taken from the Segment.” Please state, if true, that surrenders taken before Segment Maturity Date are still subject to an interim value adjustment and surrender charges.

Response: Added: “Surrenders after an elective lock are subject to Surrender Charges.” Please see also responses to #19 and #23.

30. The Segment Value disclosure states that the value of a Segment is determined using the Investment Base and the proxy value, and that it is “not directly based on the underlying Index.” Please describe the purpose of using the Investment Base and the proxy value and provide cross references to where these terms are described more fully. Please also make conforming changes to the Indexed Account Value section.

Response: The Segment Value has been revised to include cross references. The following disclosure has been added:

“The Investment Base is used to track the portion of the Purchase Payment or Contract Value allocated to a Segment. The proxy value provides Us with protection from the risk that We will have to pay the Segment Value prior to the Segment Maturity Date. It is used to estimate what We would receive from selling assets that would provide the Segment Value on the Segment Maturity Date. It is determined by several factors such as Index returns, equity volatility, interest rates, and transaction costs. This means that the Segment Value is not solely based on Index returns, and even if the Index return is positive, it is possible that the Segment Value may decrease.”

31. The Segment Value disclosure states: “[i]immediately after a Segment begins, the Segment Value will be reduced to reflect derivative transaction costs that RiverSource Life may incur.” Please explain supplementally to the staff how this cost is passed on to contract Owners. We may have additional comments based upon your response.

Response: The Segment Value disclosure has been revised to explain the following:

“Segment Values will fluctuate daily and may be lower than what was allocated, even when the Index has positive returns. Also, the full protection of the Buffer or Floor is not realized until the Segment Maturity Date. Immediately after allocating to an Indexed Account, the Segment Value will be reduced to reflect transaction costs that We may incur for derivatives that support features of Your contract. The impact of these costs will decrease over the duration of the Segment. If You anticipate taking a partial surrender, please keep in mind that the Fixed Account is not impacted by transaction costs or exposed to market volatility.”

Supplemental explanation: No transaction cost is passed on to contract owners who hold their Segment until the maturity date. A partial or full surrender prior to the Segment Maturity Date generally results in RiverSource Life having to liquidate derivatives from its balance sheet, resulting in transaction costs. An estimate of these transaction costs is passed on to the contract owner and is included in the Segment Value calculation. These costs decrease over the duration of a Segment.

32. The “Segment Automatic Renewal” risk disclosure directs Owners to pay attention to any notifications sent in advance of “Your Contract Anniversary” to determine whether to alter Contract allocations. Should this instead be a reference to “Segment Maturity Date?”

Response: Deleted. Disclosure is covered elsewhere and was deemed to be more a function of the contract than a risk factor.

33. Please revise the “We May Discontinue or Substitute an Index” risk disclosure to more clearly describe the circumstances when the Company’s rights to discontinue or substitute an Index may be exercised, both at Segment Maturity Date and in the middle of a Segment. In addition, please be more specific as to the risks to an Owner if an Index is discontinued in the middle of a Segment (based on how Index returns will be calculated).

Response: Revised.

34. With respect to the risks associated with an “Index,” please make clear that the calculation of Index rate of return under the Contract does not take into account dividends paid on the stocks comprising the Index and therefore does not reflect the full investment performance of the underlying securities. In addition, please state any risks associate with exchange rate adjustments made to the MSCI EAFE Index and/or MSCI Emerging Markets Index.

Response: Clarified as follows:

Generally

“The Index returns do not include dividends from underlying companies of the Index and therefore do not reflect the full investment performance of the underlying securities.”

iShares U.S. Real Estate ETF

Segment returns on iShares U.S. Real Estate ETF Segments do not include dividends or other distributions declared by the Index Fund and, therefore, the full investment performance of the underlying securities is not reflected.

Added language to MSCI EAFE Index

“Securities issued by non-U.S. companies are subject to risks, including political, economic, market, social and others within a particular country, as well as to currency exchange rate risks and currency instabilities and less stringent financial and accounting standards generally applicable to U.S. issuers.”

Revisions to MSCI Emerging Markets Index

“International investing involves increased risk and volatility due to potential political and economic instability, currency exchange rate risks, and differences in financial reporting and accounting standards and oversight. Risks are particularly significant in emerging markets.”

35. The risks associated with “Index Rate of Return” states that if an owner is invested in an Indexed Account and the relevant Index declines or the Index rate of return is negative, it may or may not reduce his or her Segment Value. Please revise this sentence to clarify that the extent of loss depends on the level of protection of the Buffer or Floor of the Indexed Account selected by the Owner.

Response: Revised as follows:

“This depends on the level of protection afforded by the Buffer or Floor of the Indexed Account to which You allocated Your Initial Premium or Contract Value.”

36. Please include a separate Risk Factor for “Risk of Changes in Caps and Participation Rate.” Because the Caps and Participation Rate (and any other terms) can change for renewal, the disclosure should warn Owners that they might find the choices for renewal Segments with the different Caps (and other terms) unacceptable.

Response: Risk Factor added as follows:

“RENEWAL CAPS, UPSIDE PARTICIPATION RATES AND ANNUAL FEES ASSOCIATED WITH A CREDITING METHOD

Renewal Caps, Upside Participation Rates and any Annual Fees associated with a Crediting Method are guaranteed through the Segment Maturity Date; however, they may vary each time a new Segment starts. You risk the possibility that renewal terms may not be acceptable to You.”

37. With respect to the risks associated with “Segment Value,” please clarify, if true, the seventh sentence as follows: “Before a Segment matures, its value will fluctuate daily and may be lower than what You allocated, even when the Index has positive returns during the Segment.”

Response: Clarification added:

“Segment values will fluctuate daily and may be lower than what was allocated, even when the Index has positive returns.”

The Annuity Contract

38. Please include a section disclosing all contract fees and charges, including surrender charges.

Response: Included.

Changes to Ownership and Annuitants (pp. 14-15)

39. The disclosure states that the death benefit amount may change due to an ownership change. Please explain how the death benefit may change in such a circumstance.

Response: Cross-reference to “Death Benefit – Covered Life Change” that contains explanation has been added.

Purchasing the Contract (p. 16)

40. Please revise the second paragraph to clarify the disclosure of ‘joint tenancy’ in plain English.

Response: Deleted. Ownership parameters disclosed elsewhere.

41. The disclosure states that the Contract is issued generally on the next scheduled contract issue date after all purchase payments listed on the application are received. However, the Company “will not wait longer than 60 days (or the next Contract issue date after the 60th day) to issue the Contract if We receive at least the minimum payment by then.” Please explain to the staff what this means or revise.

Response: In general, the Company will wait to issue the contract after it receives all purchase payments. However, the Company will not wait longer than 60 days if it has received at least the minimum premium at that point. This is for two reasons. First, the majority of purchase payments are usually received before 60 days so the Company does not want to wait longer to start basing returns on the Indexes as chosen by the client. Secondly, the Company wants the contract to be eligible for the 60-day rate lock so that purchase payments received to date will get the rates, Caps, and Annual Fees that were available as of the application date.

42. According to the disclosure, initial rates, Caps, Upside Participation Rates and Annual Fees for initial Indexed Account elections will be shown under an Owner’s Contract. Other disclosure states that these terms are subject to a Rate Lock based on rates and terms in effect on the date of application. Please clearly state when these terms (Crediting Methods) will be set for a Contract both as to initial and additional purchase payments.

Response: Disclosure added:

“If the Contract is issued within 60 days (or the next scheduled Contract Date) from the application date, the initial purchase payment will receive the applicable rates, Caps and Annual Fees in effect on the application date. Any additional purchase payments will receive the interim account interest rate in effect on the application date. Otherwise, rates, Caps and Annual Fees for initial and additional purchase payments will be based on the Contract Date.”

Purchasing the Contract – Purchase Payments (p. 16)

43. The Company has placed significant limitations on additional purchase payments by only allowing purchase payments in the first 90 days after the Contract Date and placing all additional purchase payments after the Contract Date to the Interim Account until the next Contract Anniversary. Please revise the disclosure to take into account these limitations (and any others).

Response: Revised as follows:

“Any additional purchase payments are held in the Interim Account earning daily fixed interest until the next Contract Anniversary, which may limit positive or negative returns tied to the Indexes in the first contract year. On the Contract Anniversary, the funds will be allocated . . ..”

Right to Examine and Cancel (p. 17)

44. Please disclose what the refund will be depending on applicable state law.

Response: Refund disclosure has been added.

Indexed Accounts (p. 18)

45. Please clarify what specific terms related to the Indexed Accounts the Company is reserving the right to change and when each such change can be made (e.g., at any time or at the end of a Segment). Please reconcile with other disclosure throughout the prospectus.

Response: Revised as follows:

“The Crediting Method, duration, and applicable Floor or Buffer associated with an Indexed Account will not change. We can change initial Caps, Upside Participation Rates, and Annual Fees at any time for new Contracts. Renewal Caps, Upside Participation Rates, and Annual Fees can change on each Contract Anniversary and are applicable for any new Segments.”

46. As the Company has reserved the right to add, remove or substitute an Index at any time, please specify the circumstances when it might actually discontinue an Index (e.g., unavailability and/or unexpected increases in costs to hedge payment obligations based on that Index). Please also state whether the Company will replace an Index with a substantially similar index. If not, please clarify in general terms what type of index it might be changed to.

Response: Revised as follows:

“We reserve the right to add, remove or substitute an Indexed Account at any time, for reasons including but not limited to when an Index is discontinued by the Index provider, there is a substantial change in the calculation of the Index, hedging instruments become difficult to acquire or the cost of hedging becomes excessive. If We substitute an Index, We will attempt to choose an Index that has a similar investment objective and risk profile as compared to the original Index. If We substitute an Index before the Segment Maturity Date, We reserve the right to apply one of two procedures in a non-discriminatory manner to calculate the values for Your Segment. The same procedure will be applied to all Contract owners affected by the Index substitution. Upon notification to You, We will 1) substitute the Index as of the Segment start date and recalculate the values for the Segment or 2) calculate the values using the replaced Index up until the replacement date and the new Index thereafter through the Segment Maturity Date. If no reasonable alternative is then available for substitution of the Index, We will end the Segment and the Segment Value will not change until the next Contract Anniversary.”

47. Please specify how Index rate of return will be measured over the course of a Segment if the Index were changed in the middle of a Segment (e.g., having two distinct measurements or recalculating the Segment as if the new Index had been in place from the beginning of the Segment).

Response: See Response #46.

Additional Information About the Indexes (p. 18)

48. Please make clear that the calculation of Index rate of return under the Contract does not take into account dividends paid on the stocks comprising the Index and therefore does not reflect the full investment performance of the underlying securities.

Response: Clarified in Risk Factors and Additional Information about the Indexes sections.

49. Please consider including disclosure describing the volatility of the Indexes being offered.

Response: Volatility is already addressed in Index Risk Factors.

50. Please clarify whether any exchange rate adjustment is made to the foreign equity indexes (i.e., MSCI EAFE Index and MSCI Emerging Markets Index).

Response: Clarified.

Indexed Account(s) Value (p. 19)

51. Please disclose that because the Company relies on a single point in time to calculate Index rate of return, an owner may experience negative Index Rate of return even if the Index has experienced gains through some, or most, of the Segment term. Please also disclose this in a prominent manner in the “Key Features of Your Contract” section of the Summary and in the Risk Factors section.

Response: The following disclosure has been added to the Risk Factors section:

“Except for the Annual Lock with a Buffer Crediting Method, the Segment rate of return is based on a single point in time. The rate of return may be negative even if the Index has positive returns for some or most of the Segment duration.”

Similar disclosure has been included in the Indexed Account(s) Value and Summary sections.

Segment Value after the Segment start date and before the Segment Maturity Date (p. 19)

52. Disclosure in the third sentence of the second paragraph notes that the Segment Value may be lower than the Investment Base, even if the corresponding Index has positive returns since the Segment Start Date. Please include disclosure explaining why this may occur.

Response: The second paragraph has been revised as follows:

“We are not required to hold actual investments corresponding to this portfolio. The proxy value is determined by several factors such as Index returns, equity volatility, interest rates, and transaction costs. This means the Segment Value will fluctuate daily and is not based solely on Index returns and therefore may be lower than the Investment Base, even if the corresponding Index has positive returns since the Segment Start Date. The Segment Value and the proxy value are determined solely by us on a daily basis. The proxy value may be higher or lower than the value obtained by using other methodologies.”

53. Please clearly state that partial and full surrenders, including as result of death or annuitization, before the Segment Maturity Date will receive the Segment Value calculated in accordance with the provision stated in this section.

Response: Disclosure added:

“Before the Segment Maturity Date, full and partial surrenders, death benefits and amounts applied to an Annuity Payment Plan will be based on this calculation for the Segment Value.”

54. Please describe the proxy value formula in plain English. Specifically, this section states that the proxy value is “equal to the sum of (1) the Hypothetical Value of Derivatives plus (2) the Hypothetical Value of Fixed Assets less (3) the Present Value of Annual Fees

(applicable only for Segments with an Annual Fee).” Please provide information in plain English on the purpose and effect of this calculation and how the variables identified accomplish that purpose.

Response: This section has been revised for clarity.

55. The Segment Value is equal to the Investment Base multiplied by the lesser of A and B. How can it be the lesser of A and B when B only applies to certain Segments?

Response: Note that the Company separated the calculation for those that have a Cap and those that do not and added the following:

“For Segments with no declared Cap, the Segment Value is equal to the Investment Base multiplied by A (as defined above).”

Crediting Methods (pp. 20-23)

56. The disclosure notes that the Cap is measured over the life of a Segment. Please clarify that as to some Indexed Accounts this is sometimes more than one year. In addition, with respect to a Cap whose Segment duration is more than one year, please clarify that the Cap for that Segment would be less if measured on an annual basis.

Response: Clarification added:

“For Segments with a duration longer than one year, the Cap is for the duration of the Segment. The Cap would be lower if it was measured on an annual basis.”

57. Please clarify that a Floor states the percent of loss in the Index rate of return to which an Owner would be subject, below which there would be no further exposure (e.g., the Owner bears only the first 10% of loss incurred over a Segment).

Response: Clarification added:

“You are subject to any loss up to the Floor and protected from any loss larger than the Floor. The Floor percentage for each applicable Indexed Account will not change.”

58. Please clarify that a Buffer, in contrast to a Floor, states the percent of loss in the Index rate of return against which an Owner would be protected below which the Owner would be exposed (e.g., the Owner bears all loss incurred over a Segment after the first 10%, which is assumed by the Company).

Response: Clarification added:

“You are protected from any loss up to the Buffer and subject to any loss larger than the Buffer. The Buffer applies over the duration of the Segment, which could be longer than one year. The Buffer percentage for each applicable Indexed Account will not change.”

59. Please also clarify that, like Caps, Buffers and Floors are measured over the life of a Segment, which can be more than one year.

Response: Clarification added:

“The Buffer applies over the duration of the Segment, which could be longer than one year.”

60. Please disclose that the Cap and the Upside Participation Rate limit the amount of positive Index rate of return that may be credited.

Response: Disclosure sentence added to Cap:

“It may limit the amount of any positive rate of return.”

Please note that the minimum Upside Participation Rate is 100% so the Company did not add a similar disclosure there.

61. According to the disclosure, all Crediting Methods may not be available at all times. Please clarify what “may not be available at all times” means (e.g., for all Indexed Accounts, a new Segment or something else?).

Response: Clarified as follows:

“All Crediting Methods are not available with each Index. At certain times, We may not offer Indexed Accounts that use all Crediting Methods. On a Contract Anniversary, any Contract Value in a Segment that is maturing can be allocated to any available Indexed Accounts with their applicable Crediting Methods. We will notify You of the available Indexed Accounts and applicable Crediting Methods.”

62. With respect to the examples, please be sure that a narrative description of each scenario follows the included table.

Response: The scenario descriptions have been revised.

63. In the hypothetical example assumptions, please change the Floor reference to “Floor = - 10%.” Also, in the table, will the rate of return for iShares Real Estate ETF be shown in the same way as the actual Index returns (e.g., 1200) or will it be shown as market price? If not, please show the example using the ETF pricing convention as well. Please also consider showing total Index return as a comparison tool.

Response: The ETF returns are shown in the same way as index returns. For example, the iShares U.S. Real Estate ETF value was 93.59 on 10/4/19.

64. With respect to Renewal Interest Rates, Caps, Upside Participation Rates and Annual Fees, the disclosure states that the Company will send a written notification with renewal interest rates, Caps, Upside Participation Rates and Annual Fees 14 days before each Contract Anniversary. Do Owners receive renewal information regarding Buffers, Floors, and annual lock rate as well? Please specify.

Response: The Buffers and Floors are guaranteed and will not change for an Indexed Account, so they don’t have renewal rates. The notification sent before each Contract Anniversary includes a list of all Indexed Account options available including the applicable Buffer or Floor for each.

For the Annual Lock with a Buffer crediting method, the Annual Lock Return is calculated on each contract anniversary based on the declared cap and guaranteed Buffer in effect for the duration of the Segment. It is not a declared amount determined before the Segment starts and therefore is not included in the notification sent prior to the anniversary. On each contract anniversary during an Annual Lock Segment and on the segment maturity date, the Annual Lock Return is reported to the client on their anniversary report.

65. According to the disclosure, the interest rates for the Fixed and Interim Accounts will not be less than the Guaranteed Minimum Interest Rate(s). Caps and Upside Participation Rates will not be less than the Minimum Caps and Minimum Upside Participation Rates, respectively, and Annual Fees will not exceed the Maximum Annual Fees. Please disclose all these terms in the prospectus.

Response: All terms have been disclosed.

Transfers (pp. 22-23)

66. The Company reserves the right to limit the percentage of Contract Value in the Fixed Account and to prohibit or limit transfers to the Fixed Account at any time in its sole discretion on a non-discriminatory basis with notification. Please specify any current limitations.

Response: Current limitations specified as follows:

“Currently, there are no limitations or prohibitions in place.”

67. The Company also reserves the right to limit in its sole discretion how the Contract Value can be allocated among the Fixed and available Indexed Accounts. Please specify any current limitations.

Response: Current limitations specified as follows:

“Currently, there are no limitations in place.”

Automatic Rebalancing (p. 24)

68. Under certain circumstances, an Owner can elect to turn on automatic rebalancing. Please indicate whether (and how) a contract owner can discontinue automatic rebalancing.

Response: Disclosure added:

“You may discontinue automatic rebalancing at any time by sending Us a Written Request or by other method agreed to by Us.”

Elective Lock Description (p. 24)

69. Please explain to the staff what is meant by the following sentence: “The Segment Maturity Date will be changed to the next Contract Anniversary date if the original Segment Maturity Date was a later Contract Anniversary date” or revise the disclosure in plain English.

Response: Revised as follows:

“The Segment will mature on the next Contract Anniversary date even if the original Segment Maturity Date was a later Contract Anniversary. For example, if a 3-year Segment started on the Contract Date and has an elective lock applied during the second contract year, the Segment Maturity Date will change to the second Contract Anniversary.

Surrenders (pp. 24-25)

70. The disclosure states that any partial surrender taken under the Contract will reduce Contract Value. As a result, the value of the death benefit will also be reduced. Please specify how the death benefit reduction will be calculated (e.g., dollar for dollar or proportionately). Please also state, if true, that a partial surrender may reduce the death benefit by more than the amount surrendered.

Response: Disclosure has been revised in Surrenders and Death Benefit sections.

Receiving Payment (p. 25)

71. According to the disclosure, the Company will normally send the payment within seven days after receiving a request in Good Order. However, the Company may postpone the payment if the SEC permits the Company to delay payment for the protection of security holders. Please explain to the staff how this condition applies to these Contracts, which are not registered under the l940 Act.

Response: Disclosure has been removed.

Surrender Charge (pp. 25-27)

72. Please disclose that the surrender charge period is the first “x” Contract years.

Response: Disclosed in Summary and Surrender Charge sections.

73. Please include the surrender charge percentages applicable to a Contract Owner in the prospectus.

Response: Disclosed in tables in Summary and The Annuity Contract.

74. The disclosure states that the amount of purchase payments surrendered is calculated using a prorated formula based on the percentage of Contract Value being surrendered. Please specify the formula used in the prospectus.

Response: A cross-reference has been added and the prorated formula is disclosed in Appendix D.

75. In the case of a partial surrender, the Company will determine the amount of Contract Value that needs to be surrendered, which after any surrender charge, will equal the amount an Owner requested. Please disclose, if true, that the effect of this iterative process on a partial surrender is that an Owner will surrender a larger amount of Contract Value (and pay a larger surrender charge) when the Contract has a loss than when the Contract has a gain.

Response: Revised as follows:

“At the time of the partial surrender, if the Contract has a loss the Surrender Charge will be greater and therefore the amount of Contract Value that needs to be surrendered will be greater than if the Contract has a gain.”

See also Response #84.

76. We note that for annuity plans with liquidity features, the Company may asses a charge for surrenders during the first five years following annuitization. In order to avoid confusion, please refer to this surrender charge by a different name (e.g., “Annuitization Surrender Charge”).

Response: Revised to “Surrender Charge after Annuitization.”

Death Benefit (pp. 21-22)

77. Please clarify the third assumption used in the ROPP death benefit example so that it is clear during the third Contract Year the Contract Value grows to $8,000 and the Owner dies in year three.

Response: Assumptions and examples have been revised for clarity.

78. Consider including an example that assumes Contract Value rises above the amount of total purchase payments.

Response: ROPP death benefit examples have been updated to include up and down markets.

Annuity Payments (p. 31)

79. The disclosure states that the amount applied to an Annuity Payment plan will be the Contract Value on the Annuitization Start Date. Additionally, the Company allows an Owner to use part of the amount available to purchase payments, leaving any remaining Contract Value to accumulate on a tax-deferred basis. Please clarify whether these amounts can be invested in the Indexed Accounts.

Response: Clarification added to Annuity Payments.

Separate Account (p. 36)

80. The disclosure states that a portion of an Owners purchase payment that is not allocated to the Fixed Account or Interim Account is invested in a separate account. Please clarify that amounts allocated to the Indexed Accounts are placed into the separate account. Please also state the separate account is not an investment company registered under the 1940 Act.

Response: Revised for clarity and statement added.

Incorporation of Certain Documents by Reference (p. 38)

81. Please update the documents incorporated by reference to include the quarterly reports on Form 10-Q for the quarter ended June 30, 2019 and if applicable, September 30, 2019. Please specifically reference any other filings under Section 13(a) or 15(d) of the Exchange Act filed since the end of the fiscal year covered by the Annual Report.

Response: This section has been updated.

Indemnification (p. 38)

82. Please include the complete undertaking required by Item 512(h)(3) of Regulation S-K.

Response: The Company has revised the Indemnification section to read as follows:

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the Act) may be permitted to directors, officers and controlling persons of RiverSource Life to the foregoing provisions, or otherwise, We have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, We will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Appendix D: Example – Surrender Charges

83. Please provide back-up for the mathematical calculations that determine the amount of Contract Value that must be surrendered in order for the net partial surrender proceeds to match the amount requested in the examples for a partial surrender charge calculation.

Response: Iterative Process explanation has been expanded.

84. We note that in the case of a partial surrender, the example shows that the amount of Contract Value surrendered and the Surrender Charge is higher for a Contract with a loss than for a Contract with a gain (in order for the net partial surrender proceeds to match the amount requested). Please disclosure this fact in the Summary and in the body of the prospectus.

Response: Disclosure added to Summary, The Annuity Contract and Surrenders.

Part C

85. Please file Powers of Attorney that specifically relate to this filing.

Response: The Registrant is filing revised POAs that identify the filing specifically.

The Company acknowledges that the Staff reserve the right to comment further on the registration statement and any amendments and that the Company is responsible for the accuracy and adequacy of its disclosure in the registration statement, notwithstanding any review, comments, action, or absence of action by the Staff.

If you have any questions concerning this filing or responses to the comments, please contact me at (612) 678-5337, or Boba Selimovic at (612) 671-7449.

Sincerely,

/s/ Nicole D. Wood

Nicole D. Wood
Assistant General Counsel and
Assistant Secretary